Exhibit 21.1

List of Subsidiaries

3688283 Canada, Inc., a Canadian corporation wholly owned by Performance Technologies, Incorporated

PerfTech (PTI) Canada Corporation (formerly MicroLegend Telecom Systems, Inc.), a Canadian corporation wholly owned by 3688283 Canada, Inc.

Performance Technologies (UK) Limited, a United Kingdom limited liability company wholly owned by Performance Technologies, Incorporated